Exhibit 99.1

ABN 82 010 975 612

PO Box 2403 Toowong
Queensland 4066 Australia
Telephone: + 61 7 3842 3333
Facsimile: + 61 7 3720 9624
www.progen-pharma.com

Progen Closes US Office and Continues to Drive Strategy to Rebuild Business and Reduce costs

Brisbane, Australia, 29th October 2010.  Progen Pharmaceuticals Ltd (ASX:PGL, OTC:PGLA) provide the following update on the planned divestment of its epigenetic and cell proliferation assets. Progen will close its US office located at Palo Alto, California and is actively preparing to divest the assets acquired in the CellGate transaction (“CellGate Assets”) in February 2008. Progen will continue to develop certain assets in preparation for sale.

CellGate Transaction - Background

In February 2008, Progen acquired CellGate Inc, an oncology company based in California. Under the purchase agreement, milestone payments of up to US$19.5 million were payable to CellGate shareholders in shares and/or cash, with the Company’s intention to issue shares to cover milestone payments. At this point, Progen was a different company with a market capitalisation of approximately $115m, making share issues under the 15% rule ample to meet any milestone commitments.

Following the $40m share buyback in April 2009, Progen’s market capitalisation was significantly reduced, limiting its ability to meet its milestone commitments in share issues without significantly diluting shareholders’ interests. This significantly limited Progen’s ability to develop its other drug candidates as well as the CellGate assets.

New Strategy – focus on dual mechanism anti-angiogenic compounds

The new Progen board and management team undertook a strategic operational and scientific review of the Company earlier this year. Following this review, as communicated to the market, the decision was made to focus on the Company’s core strengths – dual mechanism anti-angiogenesis compounds. As a result, the board has taken steps in the last few months to divest its non-core CellGate Assets, including PG11047, PG11144 and the epigenetics technology which were acquired in the CellGate Transaction in February 2008.

Office Closure

The Company’s US office will officially close on October 29, 2010. The closure of the US office follows the Board’s strategy to divest the CellGate assets and represents a significant administrative cost saving for the Company, allowing Progen to focus its resources on its core strengths.

A number of staff and contractor positions will be terminated, including Progen’s Chief Scientific Officer, Dr Laurence Marton who will finish with the Company on 29th October.

“The board and Progen team expresses its gratitude to Dr Marton for his contribution to the Company during his tenure. I am delighted that Larry has indicated that he’s happy to assist the company with the asset divestment as required and we wish him all the best in his future endeavours” said Sue MacLeman, Chief Executive Officer, Progen Pharmaceuticals Limited.

Continuation of PG11047 Trial

Progen has substantially advanced the PG11047 development program since taking control in February 2008. Progen successfully completed the Phase 1 monotherapy dose-escalation study in PG11047 (announced 9 September 2009). Further, Progen has undertaken a Phase 1b combination study exploring the potential use of PG11047 in combination with other marketed anti-cancer drugs, designed to assess the agent’s maximum tolerated dose in combination with these products. The completion of the trial is expected to maximise the value of these assets as they are packaged into a saleable product. Progen has enrolled 165 of the planned 170 total patients to date and expects to complete enrolment in Q4 2010 and finalise the clinical study reports in Q2 2011.

Divestment of CellGate Assets

As previously disclosed, the Company has appointed US attorneys and a US based investment bank to assist in the preparation and sale of the CellGate Assets. The board’s intention is to set up a new company (“NewCo”) under which equity or royalties and milestone payments are issued to various parties that are entitled to consideration pertaining to the development of the CellGate Assets. In return, Progen will extinguish its milestone obligations to these parties, whilst itself retaining a significant interest in the NewCo. Progen intends to distribute the Information Memorandum and hold discussions with interested parties in early 2011.

Progen will provide a further update to the market on the divestment progress once negotiations have been finalised.

ENDS

About Progen Pharmaceuticals Ltd

Progen Pharmaceuticals Limited is a biotechnology company committed to the discovery, development and commercialization of small molecule pharmaceuticals primarily for the treatment of cancer. Progen has built a focus and strength in anti-cancer drug discovery and development. Progen has operations in Australia and the United States of America. www.progen-pharma.com

For more information:
Sue MacLeman	Stephanie Paul
Chief Executive Officer	Phillips Group
+61 7 3842 3333	+61 7 3230 5000
+61 437 211 200	+61 418 753 062

This release contains forward-looking statements that are based on current management expectations. These statements may differ materially from actual future events or results due to certain risks and uncertainties, including without limitation, risks associated with drug development and manufacture, risks inherent in the extensive regulatory approval process mandated by, amongst others, the United States Food and Drug Administration and the Australian Therapeutic Goods Administration, delays in obtaining the necessary approvals for clinical testing, patient recruitment, delays in the conduct of clinical trials, market acceptance of PI-88, PG11047, PG545, PG562, PG11122, PG11144 and other drugs, future capital needs, general economic conditions, and other risks and uncertainties detailed from time to time in the Company’s filings with the Australian Securities Exchange and the United States Securities and Exchange Commission. Moreover, there can be no assurance that others will not independently develop similar products or processes or design around patents owned or licensed by the Company, or that patents owned or licensed by the Company will provide meaningful protection or competitive advantages.